

NEWS RELEASE

TALISMAN ENERGY

TALISMAN ENERGY SELLS NON-CORE NORTH SEA BRAE ASSETS FOR US$550 MILLION

CALGARY, Alberta –January 16, 2007 – Talisman Energy Inc.'s wholly owned UK subsidiaries Talisman Energy (UK) Limited and Talisman LNS Limited (Talisman) have entered into an agreement with TAQA Bratani Limited, a wholly owned subsidiary of the Abu Dhabi National Energy Company (TAQA), to sell Talisman's entire non-operated interests in the Brae assets in the UK North Sea to TAQA for a consideration of US$550 million.

"These are high quality assets but non-strategic to Talisman," said Dr. Jim Buckee, President and Chief Executive Officer. "We have exciting and profitable growth opportunities elsewhere in the North Sea, with 10 subsea developments underway. In the meantime we continue to use the proceeds from our asset divestment program to buy back Talisman shares, repurchasing over 10 million shares in December."

Talisman's Brae assets include the following net interests:

- 18% interest in the South, North, Central and West Brae fields
- 18% interest in the Beinn field
- 16.9% interest in the East Brae field
- 13% interest in the Braemar field
- 18% interest in the Brae to Forties oil export line
- 9% interest in the SAGE pipeline and onshore terminal
- 9% interest in the Brae-Miller Linkline
- Various exploration interests
- Transportation and processing revenues from third party fields

The sale, which is subject to the usual government and third party consents, has an effective date of January 1, 2007 and is expected to complete later in the year.

Talisman's net production from the Brae assets for 2006 averaged approximately 19,000 boe/d. Talisman's proved Brae reserves were 18.5 mmboe with proved plus probable reserves of 34 mmboe as at December 31, 2006.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the North Sea, Southeast Asia, Australia, North Africa, the United States and Trinidad and Tobago. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate
     & Investor Communications
Phone: 403-237-1196 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com

Christopher J. LeGallais
Senior Manager, Investor Relations
Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com

02-07

Forward-Looking Statements

This news release contains statements that constitute forward-looking statements or forward-looking information (collectively "forward-looking statements") within the meaning of applicable securities legislation. These forward-looking statements include, among other things, statements regarding the planned asset dispositions of Talisman to TAQA as well as the timing and conditions of those dispositions. Statements concerning oil and gas reserves may be deemed to be forward-looking statements as they involve the implied assumption that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by Talisman and described in the forward-looking statements. These risks and uncertainties include the possibility that government policies or laws may change or governmental or third party approvals may be delayed or withheld and the ability of the parties to complete the transaction generally.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the headings "Management's Discussion and Analysis – Risks and Uncertainties" and elsewhere in the Company's 2005 Annual Report Financial Review. Additional information may also be found in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with U.S. disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 ("NI 51-101"). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Talisman has made additional voluntary disclosure of gross proved reserves. Probable reserves have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress ("SPE/WPC"). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this news release reflects Talisman's estimate of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Boe conversion

Throughout this news release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Gross Production

Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.